                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                             Redlaw Industries Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of securities)

                                    757636303
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                                 (CUSIP number)

                              J. Reid Bingham, Esq.
                              Bingham & Associates
                                P.O. Box 14-4991
                           Coral Gables, Florida 33114
                                 (305) 444-8141
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 December, 1997
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box         .
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Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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CUSIP    No. 757636303              13D                     Page 2 of 4 Pages
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1        NAME OF REPORTING PERSONS                            David L. Chandler
         SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  ______
                                                              (b)  ______

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                              PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           _____
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                          Canada

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NUMBER OF         7        SOLE VOTING POWER                    1,612,721
SHARES            ___________________________________________________________
BENEFICIALLY      8        SHARED VOTING POWER                     -----
OWNED BY          ___________________________________________________________
EACH              9        SOLE DISPOSITIVE POWER               4,111,640
REPORTING         ___________________________________________________________
PERSON WITH       10       SHARED DISPOSITIVE POWER                46,250
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                4,157,890
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        ______

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    62.12%
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14       TYPE OF REPORTING PERSON*                              IN

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                        AMENDMENT NO. 7 TO SCHEDULE 13D

         This Schedule 13D is hereby amended as follows:

         1. Item 3, Source and Amount of Funds or Other Consideration, is amended to add at the end of such item the following:

         On the following dates Mr. Chandler, directly or indirectly through the Johnston Industries Inc. Rabbi Trust established for his benefit, loaned from his personal or its general funds the amounts set forth below to Redlaw and received in consideration five year 10% promissory notes convertible at the holder's option into shares of common stock of Johnston Industries Inc. or the shares of Redlaw Common Stock set forth below:

                                                                 Shares of Redlaw Common
         Date                Amount      Conversion Price         Stock Upon Conversion
         ----                ------      ----------------        -------------------------
         02/04/97          US$10,000    US$1.00 per share                 10,000
         02/08/97          US$10,000    US$1.125 per share                 8,888
         02/21/97           US$5,000    US$1.0625 per share                4,705
         02/24/97         Cdn$13,131    US$1.1875 per share                8,072
         02/25/97          US$17,000    US$1.1875 per share               14,315
         03/03/97           US$5,000    US$1.1875 per share                4,210
         03/13/97          US$10,000    US$1.125 per share                 8,888
         03/21/97           US$7,500    US$0.9375 per share                8,000
         04/10/97         US$130,000    US$0.8125 per share              160,000
         09/03/97         US$180,000    US$0.42 per share                428,571
         12/01/97          US$35,000    US$0.75 per share                 46,666
         12/31/97           US$3,150    US$0.75 per share                  4,200
         12/31/97         US$300,000    US$0.75 per share                400,000

         2. Item 5, Interest in Securities of the Issuer, is amended to add at the end of such item the following:

         On the dates described in Item 3 Mr. Chandler, directly or indirectly through the Johnston Industries Inc. Rabbi Trust established for his benefit, acquired the right to convert the promissory notes described in Item 3 into 1,106,515 shares of Redlaw Common Stock.

         The total number of shares of Redlaw Common Stock directly or beneficially owned by Mr. Chandler is now 4,157,890 or approximately 62.12% of the outstanding shares of Redlaw Common Stock.




                                                              Page 3 of 4 pages.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    JANUARY 12, 1998
                                              -------------------------------
                                                    (Date)

                                                     /s/ DAVID L. CHANDLER
                                              -------------------------------
                                                    (Signature)

                                                    David L. Chandler
















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